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                              March 29, 2024

       Hui Chun Kit
       Chief Executive Officer
       Primega Group Holdings Ltd
       Room 2912, 29/F., New Tech Plaza
       34 Tai Yau Street
       San Po Kong
       Kowloon, Hong Kong

                                                        Re: Primega Group
Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 6, 2024
                                                            File No. 333-277692

       Dear Hui Chun Kit:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates,
please provide us with a detailed legal and factual analysis explaining your basis
for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i)
and why it should not be treated as a primary offering. In
                                                        responding, please
consider the guidance set forth in Question 612.09 of our Securities
                                                        Act Rules Compliance
and Disclosure Interpretations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hui Chun Kit
Primega Group Holdings Ltd
March 29, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameHui Chun Kit
                                                           Division of
Corporation Finance
Comapany NamePrimega Group Holdings Ltd
                                                           Office of Real
Estate & Construction
March 29, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName